EXHIBIT 99


Intershop Announces Expectations for the First Quarter 2001

Hamburg,  March 26, 2001 - Intershop  Communications  AG  (NASDAQ:  ISHP;  Neuer
Markt: ISH), a leading provider of e-business software applications, today reported that revenues for the first quarter of 2001, ending March 31, 2001 are expected to be in the range of Euro 18 to 20 million. Intershop has previously expected revenue for the first quarter of 2001 to be flat compared to the fourth quarter of 2000 of Euro 30.2 million. The ordinary operating result is expected to be stable against the fourth quarter 2000 loss of Euro 33.4 million due to the cost saving measures. Looking ahead, Intershop expects to complete its restructuring program successfully in the second quarter resulting in increased revenues and reduced operating costs.

Stephan Schambach, CEO of Intershop stated: "As evidenced across the high-tech and IT industries, our business continues to be impacted by the economic slowdown and longer sales cycles, particularly in the U.S. and in Asia. The situation in North America remains difficult. We are planning to address this with new strategic sales partnerships and a focus on specific market segments, where Intershop has a strong technology advantage."


Intershop COO Wilfried Beeck added, "Intershop is currently in the middle of executing a restructuring program resulting in major strategy changes. The first two quarters of 2001 are turnaround quarters for Intershop. We are now starting to see improvements on the cost side, the program as a whole is expected to start taking effect in the second quarter of 2001. New initiatives to increase license sales such as Intershop's new partner program, launched in February, as well as new strategic sales partnerships are the right measures but will take some time to become effective. In the first quarter, we have transitioned our business towards indirect sales which results in a short term slowdown of new direct business, but creates additional long-term revenue opportunities."


"Our industry leading technology and our strong position in Europe continue to be our strengths. The new solutions that we are presenting at CeBIT have been received extremely well and we expect that these products will have a major impact on our revenues in the second half of the year. The solutions for the automotive, high-tech, engineering, retail and consumer goods markets build on our strategy to foster the development of key market verticals with customized applications. Extending our product suite is essential to ensuring that Intershop overcomes this current economic slowdown. We believe that the worst is behind us now and we are confident to return to profitability in the course of the year. The entire management team remains focused on taking appropriate and immediate actions to achieve that goal", continued Mr. Beeck.


Intershop will report complete financial results for the first quarter of 2001 on May 2, 2001.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS REGARDING INTERSHOP'S FIRST AND SECOND QUARTER 2001 REVENUES, COSTS, AND FINANCIAL PERFORMANCE, AS WELL AS A DISCUSSION OF THE COMPANY'S STRATEGIC OBJECTIVES. ACTUAL EVENTS OR PERFORMANCE MAY DIFFER MATERIALLY FROM THOSE CONTAINED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. RISKS AND UNCERTAINTIES THAT COULD LEAD TO SUCH DIFFERENCE COULD INCLUDE, AMONG OTHER THINGS: INTERSHOP'S LIMITED OPERATING HISTORY, THE LIMITED VISIBILITY OF REVENUES AND EXPENSES, POTENTIAL FLUCTUATIONS IN REVENUES AND OPERATING RESULTS, THE EFFECT OF THE ECONOMIC SLOWDOWN AND ITS POTENTIAL WORSENING, COSTUMER TRENDS, THE LEVEL OF COMPETITION, SEASONALITY, THE TIMING AND SUCCESS OF INTERNATIONAL EXPANSION EFFORTS, RISKS RELATED TO ELECTRONIC SECURITY, POSSIBLE GOVERNMENTAL REGULATION, AND THE ABILITY TO MANAGE A RAPIDLY GROWING BUSINESS. ADDITIONAL INFORMATION REGARDING FACTORS THAT POTENTIALLY COULD AFFECT INTERSHOP'S BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS IS INCLUDED IN INTERSHOP'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING IN THE PROSPECTUS DATED SEPTEMBER 28, 2000, RELATING TO INTERSHOP'S PUBLIC OFFERING OF COMMON STOCK.

European Investor Relations Contact:
Dr. John Lange
Phone +49-40-23709-128/-137
Investorrelations@intershop.de

U.S. Investor Relations Contact:
Amy Shoffner
Phone +1-415-844-1555,
a.shoffner@intershop.com



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